

February 11, 2013

<u>Via U.S. Mail</u>
Michael Spiegel
Chief Executive Officer and President
Vumee Inc.
50 East Sample, Suite 301
Pompano Beach, Florida 33064

   Re: **Vumee Inc.**
       Form 8-K/A
       Filed October 3, 2012
       File No. 000-53910

Dear Mr. Spiegel:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Please contact me at (202) 551-3720 with any questions.

           Sincerely,

           /s/ Mara L. Ransom

           Mara L. Ransom
           Assistant Director